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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           SIRIUS SATELLITE RADIO INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   82966U-10-3
                                 (CUSIP Number)

                             -----------------------

                                Paul D. Ginsberg
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, N.Y. 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                October 18, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                Page 1 of 6 Pages




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                                                               Page 2 of 6 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 82966U-10-3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 David Margolese
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]

                                                                 (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 Not applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                     [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                  6,451,375 (includes 2,000,000 shares pursuant
                                  to a voting trust agreement)
                      ----------------------------------------------------------
                        8     SHARED VOTING POWER
    NUMBER OF
      SHARES                          0
BENEFICIALLY OWNED    ----------------------------------------------------------
 BY EACH REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                        4,451,375
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,451,375
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------





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                                                               Page 3 of 6 Pages


                         Amendment No. 2 to SCHEDULE 13D

                  This Amendment No. 2, filed pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, amends the Schedule 13D originally filed on March 11, 1998 by David Margolese, relating to the shares of common stock, par value $.001 per share, of Sirius Satellite Radio Inc. (f/k/a CD Radio Inc.), a Delaware corporation, as amended by Amendment No. 1 thereto filed on July 24, 2000 (the "Schedule 13D"). Capitalized terms used without definition in this Amendment No. 2 have the respective meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

                  (a) through (c). As of February 28, 2001, Mr. Margolese beneficially owned (within the meaning of the rules and regulations of the Securities and Exchange Commission) 6,451,375 shares of Common Stock, representing approximately 11.4% of the Common Stock of the Company, based upon a total of 53,718,966 shares of Common Stock outstanding on February 28, 2001, as indicated by the Company. The aggregate number of shares of Common Stock beneficially owned by Mr. Margolese includes 2,850,000 shares of Common Stock issuable pursuant to stock options that are exercisable within 60 days. Pursuant to the Voting Trust Agreement (defined in Item 6), Mr. Margolese has the power to vote in his discretion all shares of Common Stock owned or hereafter acquired by Darlene Friedland and certain of her affiliates for




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                                                               Page 4 of 6 Pages


a period of five years commencing on November 20, 1997. Currently, 2,000,000 shares of Common Stock are subject to the Voting Trust Agreement and are included in the aggregate number of shares beneficially owned by Mr. Margolese.

                  On May 21, 1999, the Company's Board of Directors adopted, subject to approval of the Company's stockholders, the Company's 1999 Long-Term Stock Incentive Plan (the "Plan") and on June 22, 1999 the Company's stockholders approved the Plan. Under the terms of the Plan, the Company issued to Mr. Margolese, effective January 1, 1999, options to purchase 1,800,000 shares of Common Stock which become exercisable as follows: 840,000 shares on January 1, 1999; 480,000 shares on January 2, 2000; and 480,000 shares on January 2, 2001. In addition, in December 1999, the Company's Board of Directors issued to Mr. Margolese options to purchase 700,000 shares of Common Stock (subject to conditions which were satisfied in January 2000) which become exercisable as follows: 350,000 shares on December 17, 2000 and 350,000 shares on December 17, 2001. Consequently, the number of shares of Common Stock issuable pursuant to stock options exercisable within 60 days beneficially owned by Mr. Margolese has increased by an aggregate of 830,000 shares since the filing of Amendment No. 1 to the Schedule 13D (consisting of 480,000 shares under the issuance effective January 1, 1999 and 350,000 shares under the issuance of December 17, 1999).

                  As of February 28, 2001, Mr. Margolese has acquired 1,375 shares under the Company's 401(k) Savings Plan.




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                                                               Page 5 of 6 Pages


                  On February 22, 2000, Darlene Friedland and Robert Friedland filed Amendment No. 2 to their statement on Schedule 13D, which amendment indicated that during January 2000 Mr. Friedland disposed of 500,000 shares of Common Stock. On May 25, 2000, Darlene Friedland and Robert Friedland filed Amendment No. 3 to their statement on Schedule 13D, which amendment indicated that between March 2000 and May 2000 Mr. Friedland disposed of an additional 334,500 shares of Common Stock.

                  Mr. Margolese has sole power to vote or to direct the vote of 6,451,375 shares of Common Stock. He has sole power to dispose or to direct the disposition of 4,451,375 shares of Common Stock. Darlene Friedland and certain of her affiliates retain sole power to dispose or to direct the disposition of the 2,000,000 shares of Common Stock currently subject to the Voting Trust Agreement. Except as set forth above, Mr. Margolese does not beneficially own any shares of Common Stock and has not effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d). Darlene Friedland and certain of her affiliates have the right to receive dividends and distributions of the shares subject to the Voting Trust Agreement and the right to direct the trustee to sell, assign, transfer, encumber or grant any option therein. Other than as described in the Voting Trust Agreement, to the best knowledge of Mr. Margolese, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned thereby.

                  (e). Not applicable.




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                                                               Page 6 of 6 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


Dated:  March 23, 2001


                                                       /s/ David Margolese
                                                  ------------------------------
                                                           David Margolese